Exhibit 99.13

Letter dated May 25, 2016 from Stockholders

Spear Point Capital Management LLC

400 Poydras Street, Suite 2100

New Orleans, LA 70130

May 25, 2016

“If voting made any difference, they wouldn’t let us do it.”

— Mark Twain

Stockholders of TheStreet, Inc.

Re:                             Our Vote to Deny Quorum

Dear Fellow Shareholders:

Our group holds nearly 10% of the outstanding Common Stock of TheStreet, Inc. (the “Company”).  We are writing to express our disapproval with the continued disenfranchisement of shareholders by the Board of Directors that supposedly represents our interests.  Apparently our Board really thinks voting makes a difference.

We have previously discussed much of the content of this letter with Chairman and Interim CEO Larry Kramer.  In a good faith effort to reach an amicable resolution with the Board, we have explained our concerns with the director election process and our view that the Board is failing to live up to its fiduciary responsibilities regarding stockholder nominations.  While these problems were created by the Board, we have suggested several potential solutions.  Unfortunately, they have fallen on deaf ears.  Sometimes, kindness can be mistaken for weakness.  As the following pages will show, our positions are far from weak.

The Board’s manipulation of the director election machinery in order to keep shareholders from having a say in who represents them is shameful.  Over the past year alone we have seen the Board block stockholder director nominations, including ours, add or subtract Board seats to apparently avoid stockholder elections, and abuse its limited power to appoint new directors.  The Board justifies these actions based on narrow readings or misinterpretations of its own policies, while ignoring the big picture of its duty to shareholders.  When challenged, the Board has responded with obfuscation, rule changes and bad faith, all in an apparent attempt to deny shareholders, the owners of this Company, their rights to vote on who will govern it.  Considering the value destruction that the Board has inflicted on shareholders over the years, we would think it would bend over backwards in regard to shareholder concerns, rather than hiding behind questionable legal justifications to block shareholders from exercising their rights to have a say on who sits on the Board.  Common sense would dictate that as well.  In comparison, the Board’s view of corporate democracy makes Kim Jong-un look like a veritable Thomas Jefferson.  No matter what the Board may feel about shareholders, they work for us.  If they find that concept so distasteful, perhaps they should find other things to do with their time or take this Company private at a fair price to shareholders.

A fine example of this disdain for working with shareholders occurred as recently as Monday.  The Company announced the resignation of Mr. Keith Hall as a Board member effective immediately.  We felt this presented the perfect opportunity for the Board to move forward and engage in a meaningful discussion over director nominees to be put before stockholders for election.  Apparently the Board did not share our view.

The beauty of Democracy is that the voters have no one to blame but themselves. The Board should allow shareholders the same burden.  We are simply asking that shareholders be allowed their rightful say in the Board election process.

The official reason for Mr. Hall’s departure was that he had taken another job and wanted to focus on that opportunity.  We have no personal animosity toward Mr. Hall and wish him the very best in his new endeavors.  But as the following pages will detail, Mr. Hall, along with the rest of the Board have treated shareholders in a deplorable manner.

For these and other reasons detailed in this letter, we do not support the Board’s voting recommendations regarding the proposals to be voted on at the 2016 Annual Meeting of Stockholders.  As the following paragraphs will explain, we also intend to withhold our shares from being counted for quorum purposes.  Failure to reach quorum will prevent the Annual Meeting from proceeding as scheduled, and could result in an appropriate meeting occurring at a later date permitting our Stockholder Nominees to be presented to the stockholders for a vote in addition to the Board’s nominees.

2016 Annual Meeting of Stockholders

On March 10, we notified the Board that we are nominating two candidates — Johannes Minho Roth and Alexius Fenwick (the “Stockholder Nominees”) — for the two Board seats up for election at the Annual Meeting.  As discussed below, after more than a month’s delay, on April 15 the Board informed us that they would not permit our nominations to proceed at the Annual Meeting, claiming we had not met one of their nomination requirements.  As discussed below, we strongly disagree that our nomination notice was deficient, and believe our nominations should be allowed to proceed at the Annual Meeting.

Subsequently, on April 29, the Board scheduled the Annual Meeting for June 9.  The two main matters to be voted on by stockholders are the election of directors and the approval of executive compensation.  The Board has recommended that stockholders vote for the Board’s director nominees and for approval of executive officer compensation as described in the Company’s Proxy Statement.  The following pages outline our case for opposing these recommendations.

Also on April 29, we notified the Board that we strongly disagreed with its claim that our nomination notice was deficient.  On May 4, 2016, the Board filed additional proxy materials which mischaracterized our response, ignored the Board’s failure to follow its own policies — providing no explanation to stockholders — and implied we failed to complete all actions required prior to the nomination deadline.

As noted above, on May 23, 2016, the Company announced that one of the Board’s nominees, Mr. Hall, had abruptly decided to resign from the Board.  Mr. Hall’s resignation creates a second vacancy on the Board (adding to the vacancy created by former CEO DeMarse’s departure in February) and leaves the Board with one nominee for the two seats up for election this year.

Remarkably, the Board has indicated that rather than postpone the Annual Meeting in order to conduct an appropriate process and nominate a replacement candidate for election by the stockholders, the Board will forge ahead with the Annual Meeting as currently scheduled.  We point out that the Board’s only remaining nominee, Mr. Kramer, is currently a Board member in a different Board class which is not up for election this year.  Postponing the Annual Meeting will not affect Mr. Kramer’s status as a director or otherwise negatively impact the Company.

Nonetheless, the Board apparently intends to go forward, holding onto the seat vacated by Mr. Hall so that the Board can once again appoint a director rather than submit to a stockholder vote.  The Board has not explained to stockholders why it is in their best interest for the Board to appoint directors rather than allow stockholders to vote.

It is incredible to note that with Board appointments to fill the current vacancies, the Board will have appointed five of seven directors since June 2015, denying stockholders a vote each time.  These tactics are a clear indication of an ongoing abuse of the Board’s limited authority to appoint directors.

Voting Decision — Deny Quorum

It is clear to us that the Board is not acting in stockholders’ best interest, and has been and continues to disenfranchise stockholders.  With respect to the Annual Meeting, we do not support the Board’s nominees or its compensation proposal.  We considered simply “withholding authority” or running a “just say no” campaign to the Board’s candidates, like fellow shareholder Carlo Cannell did last year.  But to what end?  The problem with this Board goes beyond the current Board nominees.  The entire Board took actions to entrench themselves and avoid accountability.  So, with apologies to the late Nancy Reagan, just saying “no”, while it sends a powerful message, is not enough.(1)

(1) Legal action remains a possibility, although we do not relish this prospect due to the expense that would be borne by our investors, and the thought of the Board shamelessly spending shareholder money to protect their privilege.

The only way we see to vote against the Board’s actions is to deny the Board the authority to conduct the Annual Meeting, unless and until the Board recognizes our nomination and allows it to proceed.  Our group collectively holds 3,440,384 shares of Common Stock.  We will act to prevent these shares from being counted for quorum purposes.

A quorum is necessary for the Annual Meeting to proceed.  A quorum requires the majority of voting shares to be present at the meeting in person, or through completed proxy voting forms.  Any stockholder who attends the Annual Meeting (in person or by granting someone a proxy), even if abstaining from all matters up for vote, will still have his or her shares counted for quorum purposes.  Accordingly, denying quorum entails more than merely withholding our vote from the Board’s nominees.  Also, shareholders ignoring the proxies sent (or made available) from their brokers, which allow the brokers to vote on matters deemed “routine” — such as ratification of the Company’s auditor (which is another matter up for vote at the Annual Meeting) will have their shares counted for quorum purposes.  While a broker cannot vote for directors, which results in a broker “non-vote”, such non-votes also count for quorum purposes.  If a quorum is reached, the Annual Meeting will proceed and the Board’s slate will be elected.  Only by not attending the Annual Meeting, not granting any proxy, and instructing brokers not to vote on any matters, will a stockholder’s shares not be counted for quorum purposes.

Therefore, we will not attend the Annual Meeting in person, and will not permit any broker or other person to participate in the Annual Meeting through any proxy, for any purpose, including voting on any routine matters.  Accordingly, none of the 3,440,284 shares we have will be counted in determining whether a quorum will exist.  Failure to reach quorum will prevent the Annual Meeting from proceeding as scheduled, and could result in an appropriate meeting occurring at a later date permitting our Stockholder Nominees to be presented to the stockholders for a vote in addition to the Board’s nominees.

We urge stockholders to review all available information and make their own independent decisions on how and whether to vote — or not to vote — at the Annual Meeting.

Our Reasons for Denying Quorum

Nomination Process

We believe our two nominees, Messrs. Roth and Fenwick, would add substantial value to the Board across a broad spectrum of skills currently lacking on the Board.  For example, as former CEO of Bloomberg L.P. and Dow Jones (not to mention publisher of The Wall Street Journal), Mr. Fenwick’s relationships across the digital media landscape are exceptional and could open numerous opportunities for growth and strategic partnerships.  He also has deep operational experience in the industry, a skillset in short supply on the current Board.  Mr. Roth has been a large, long term shareholder of the Company and, in addition to deep capital markets experience, he boasts a command of the digital media industry in both the U.S. and Europe.

While the Board was not required to select our Stockholder Nominees as the Board’s nominees, we question the reasons they didn’t.  The Board’s nominees, Mr. Kramer and the recently resigned Keith Hall, were selected by the Nominations and Corporate Governance Committee.  Mr. Hall was one of two directors on the Committee, and as noted above, Mr. Kramer’s class was not up for election this year.  But due to Mr. Hall’s resignation, in this election shareholders get to vote for exactly ZERO Board members, because Mr. Kramer will remain a Board member even if he doesn’t receive a single vote.  Let that soak in.

Furthermore, the Board apparently intends to appoint a director to fill Mr. Hall’s seat, in addition to the vacancy resulting from former CEO DeMarse’s departure.

A majority of the Board is now comprised of directors who have never been elected by stockholders.  In addition, the Board intends to fill two vacancies — without stockholder vote — ensuring that whatever the outcome of the Annual Meeting, a majority of the Board will remain unelected directors.

On what planet does this constitute good corporate governance?  In reality it is just another insult to shareholders; a meaningless election more worthy of a tin-pot dictatorship than a beacon of Wall Street insights and smart investing.  The hypocrisy reeks to high Heaven.

Blocking our nominations from proceeding results in an uncontested election for Mr. Kramer to a new three-year term.  This is the second consecutive year in which the Board prevented stockholder nominations from proceeding.  The Board has expanded itself twice since last year’s stockholder meeting, appointing new directors each time rather than submitting nominees to stockholders for a vote, as discussed further below.  Now the Board apparently intends to place another director on the Board for a three-year term before he or she will ever face shareholders.

The only power the shareholders of a public company have is their ability to elect Board members to represent their interests, which is the very foundation of corporate governance.  To willfully and continually circumvent this process is a disgrace and a breach of common sense and fiduciary duties.

This continuing stockholder disenfranchisement, coupled with the questionable selection of nominees, leads us to vote to deny this Board the ability to proceed with the Annual Meeting.

Excessive Management Compensation

Another example of failure by the Board can be found in the obscene executive compensation granted in 2015.  For nearly four years the Board supported and rewarded a Company management team led by former CEO Elisabeth DeMarse.  Under Ms. DeMarse’s leadership, the Company failed to produce any net income and lost significant revenue, despite substantial cash spent on acquisitions.  Add to that a 37% decrease in shareholder value in 2015 and you have the makings of a bad year for the owners of the Company.

Bonus for negative numbers? — is this golf?

Despite this miserable performance, the Board continued to reward Ms. DeMarse and the executive team.  In 2015, cash bonuses for executive officers were based on a combination of Company revenue targets (80%) and individual executive’s performance (20%), as determined by the Compensation Committee (directors Fay and Zacharias).

The Company’s revenue in 2014 was $61 million, of which BoardEx (acquired in October 2014) contributed $1.6 million. Without BoardEx, the Company would have had about $59.4 million in revenue in 2014.  In the year before it was acquired, BoardEx had produced $9.5 million.  Thus, a “flat” 2015 revenue number for the combined entities would have been $68.9 million ($59.4 million plus $9.5 million).  In fine 1+1 = 1.9 fashion, the Compensation Committee set the revenue target below that amount, at $68.73 million.

Despite a revenue target where the CEO would hopefully only lose a little revenue (note, not gain), revenue in 2015 came in at an anemic $67.65 million, or more than a million less than target.  The BoardEx results were lower than pre-acquisition levels and the Company’s other businesses declined by $934,000 from the prior year — both old and new businesses lost ground.

Nonetheless, the Compensation Committee determined the executive management team’s performance merited reward, with Ms. DeMarse receiving 96.5% of her target bonus.  Other than the glaring deficiency in setting a revenue target which rewards losing revenue, this level of pay out means the Compensation Committee judged Ms. DeMarse to have met the discretionary personal performance targets they set for her.  The Compensation Committee, comprised of “I’m new here” Zacharias and “Severance Pay” Sarah Fay, failed to exercise reasonable judgment in setting revenue targets, in judging personal performance, and in failing to use its discretion to reduce unwarranted bonus payments.  Far from using discretion to reduce bonuses, the Compensation Committee said job well done — after another year where the Company suffered a net loss, revenue decline and the loss of 37% of its market capitalization.

Wait, there’s more — don’t go away mad, just go away rich

Even more damning is the completely unjustified severance package bestowed on Ms. DeMarse on her departure by the Board.  When she joined the Company in 2012, Ms. DeMarse agreed to employment terms, including severance in the amount of one year’s salary in the event of her termination by the Company.  Thus, the Company was on the hook for $480,000 in severance (in addition to other benefits) if it decided to terminate Ms. DeMarse.

In December 2015, knowing the extent of her failed tenure, the Board approved an amended agreement which increased the severance, to $1,104,000.  It is unclear the reason for the change; the Board did not provide any justification.  We fail to see what the Company got out of this deal and believe the shareholders are owed an explanation.

Two months later in February 2016, the Board announced Ms. DeMarse’s departure, and things went from bad to worse.  In addition to paying the inflated severance amount of $1,104,000, the Company paid Ms. DeMarse the remainder of her 2015 “performance bonus” of $138,953.  Further, the Board accelerated the vesting of stock options and extended the term for exercising the options from six months to two years after termination.  That means Ms. DeMarse will be able to capture the upside (above her $1.80 strike price) on options for 1,750,000 shares, or about 5% of the Company.  Any upside will be due to the efforts of a new management team (and hopefully Board).  Why our Board saw fit to grant 5% of that upside to Ms. DeMarse is beyond comprehension.  Not bad for a person who destroyed shareholder value while getting paid handsomely to do so over the years.

The Compensation Committee and Board paid Ms. DeMarse $620,000 more in severance than she had bargained for, and added more than $130,000 in bonuses for 2015 alone.  To put that extra $750,000 of shareholder money in perspective, the average annual income for a family of four in the United States is approximately $50,000 per year.  So through the generosity of the Board, Ms. DeMarse left with about an additional 15 years’ worth of an average American family’s income, for below average performance.

It is worth restating that in 2015, Ms. DeMarse’s last full year, the Company’s share price declined from $2.38/share to $1.50/share, losing 37% of its market cap.

TheStreet, Inc. (TST)  01/01/2015 - 12/31/2015

Accordingly, we have no confidence in the Company’s executive compensation plans for 2016, and no confidence that the Compensation Committee and Board will exercise appropriate discretion in administering those plans.

While the entire Board bears responsibility for approving this waste, perhaps directors Sarah Fay and the departed Keith Hall and are most at fault, as they were the independent directors who oversaw most of Ms. DeMarse’s tenure.

On the other hand, at least Mr. Hall and Ms. Fay have stood for election by shareholders in the past, which is more than most of the other Board members can say.  Which brings us to our next concern.

Disenfranchisement of Stockholders

The Board’s recent attempt to block our nominations are merely the latest example of its disenfranchisement of shareholders.  The Board has taken numerous actions to appoint directors rather than nominate individuals for election by the stockholders.  Of the five current directors on the Board, three have been appointed by the Board since the 2015 annual meeting and have never stood for election.  As stated earlier, if the current election proceeds as is, the Company will shortly have seven directors with only three having stood for election by shareholders (Mr. Cramer, Ms. Fay, and Mr. Kramer, who as we noted, in a sense isn’t really being elected as he retains a Board seat regardless of outcome).  Mr. Zacharias and Mr. Bowers Espy have never stood for election, and, presumably, the new CEO and the replacement for Mr. Hall’s seat will represent two more unelected directors.  Therefore, a majority of the Board is now, and will remain, unelected (and five out of seven will have been appointed since June 2015).

THIS IS THE CLEAREST CASE I HAVE EVER SEEN FOR DECLASSIFYING THE BOARD AND HAVING ALL BOARD MEMBERS STAND FOR ELECTION NEXT YEAR.

If the Board insists on using its limited appointment capacity to stack the Board with unelected Board members, shareholders should have the right to weigh in on the entire Board at next year’s shareholder meeting (or even better, in a special meeting called earlier).

Further, it should be noted that two of the three current unelected seats were declared unnecessary by the Board itself.  The Board reduces or expands its size to appoint directors without allowing stockholders to vote.

Consider these events during the past year:

•                  April 29, 2015 — In its Proxy Statement in connection with the 2015 annual stockholder meeting, the Company informed stockholders that the Board had determined the appropriate size was five directors, reducing the Board by one seat.  The Company noted this action was recommended by its Corporate Governance Committee.

•                  May 22, 2015 — Less than a month later in subsequent proxy materials, and still prior to the 2015 annual meeting, the Board informed stockholders that it had determined “at the beginning of this year”, i.e. 2015, that the Company would benefit from an additional director.  The Board went on to state that the Board would appoint a new director, Mr. Zacharias, after the 2015 annual meeting, rather than nominating Zacharias for election by stockholders.

•                  Despite informing stockholders in the 2015 Proxy Statement that five seats was the appropriate Board size, the Board had already determined to increase its size to six.

•                  So the CEO gets a bonus for shrinking revenue and the Board reduced its size by adding Board members — apparently math is hard.

•                  October 2015 — The Board expanded yet again when it appointed Mr. Kramer as director following recommendation by the Corporate Governance Committee.

•                  The Board added a seventh seat, without explanation and without affording stockholders an opportunity to vote.

•                  January 2016 — The Board appointed Mr. Espy to fill vacancy created by the resignation of director Mark Walsh.

•                  The Board acts to fill vacancy rather than nominate Mr. Espy for election by stockholders.

•                  Board nominees for election at Annual Meeting scheduled for June 9 include Mr. Kramer, despite fact that Mr. Kramer was appointed as a Class I director and 2016 election is for Class II directors.  Mr. Kramer will resign his current Class I seat but the resignation is conditioned on his election as a Class II director at the Annual Meeting.

•                  Thus, and as stated above, even if Mr. Kramer were to lose in the Class II election to be held at the Annual Meeting, he will remain on the Board in his Class I seat.  In other words, the Board and the Committee believe that even if the stockholders reject Mr. Kramer, he should nevertheless remain on the Board in his unelected seat.

The stockholders’ rights to elect directors must not be circumvented by the Board’s exercise of its appointment powers.  The right to elect directors is a right of the stockholders.  Under the Company’s by-laws and corporate law, the Board may fill vacancies, but this permissive authority cannot be used to undermine the stockholders’ rights.  The use of this authority to deny stockholders their fundamental right to elect the Board to manage their Company is bad faith and a breach of the directors’ duties to all stockholders.

Our Nominations

As we discussed in more detail in our April 29, 2016 letter to the Board, we believe the Board’s decision to block our nomination is an erroneous determination under the Company’s by-laws and the policies for director nominations, which the Board itself adopted.  Further, the Board’s refusal is another indication of the disregard the current Board has for stockholder rights and concerns in connection with the composition of the Board.

In order to explain our decision, consider the following events:

•                  March 10 — our nomination notice (the “Notice”) sent — prior to March 13 deadline

•                  Notice provided all information required under the Board’s policies — the Board has not disputed this

•                  April 15 — Despite the fact that the Notice was submitted prior to the deadline, with all required information, Board informs us it will not permit our nominations to be presented at the Annual Meeting

•                  The Board claims they are justified due to a “defect” — that we were not a “record holder” on date of Notice (i.e., before the deadline) based on stockholder list prepared by their Transfer Agent.  (A “record holder” holds stock directly rather than through a broker)

•                  The Board informed us we could have “cured” the “record holder” defect by the March 13 deadline

•                  However, the Board didn’t notify us of this alleged “defect” or the opportunity to cure until April 15 — more than a month after the deadline — waiving any alleged defect

•                  The determination of “defect” is based on erroneous interpretation of Company by-laws

•                  We submitted “record holder” transfer instruction prior to sending Notice, and prior to the deadline

•                  Board admits Transfer Agent had received our instruction no later than Monday, March 14 (6 a.m.)

•                  March 13 deadline fell on a Sunday — extending deadline for two business days

•                  Company and Transfer Agent obligated under Delaware law to record stockholders as record holders

•                  Company cannot look solely to stockholder list when stockholder has instructed transfer to record ownership

•                  We were record holders prior to record date for Annual Meeting, on record date, and remain record holders

•                  Furthermore, finding “defect” in our Notice is not consistent with Board’s own corporate governance policies

•                  The Board has adopted the Policy Governing Director Qualifications and Nominations (the “Nominations Policy”) which is part of the Board’s “Corporate Governance Guidelines” (the “Guidelines”)

•                  The Board represents to stockholders in proxy statements and on the Company’s website that it will follow the Nominations Policy:

“It is the duty of the Board of Directors to serve as a prudent fiduciary for shareholders and to oversee the management of the Company’s business. To fulfill its responsibilities and to discharge its duty, the Board of Directors follows the procedures and standards that are set forth in these guidelines.”  (Emphasis added.)  http://investor-relations.thestreet.com/governance.cfm (last visited May 16, 2016).

•                  The procedure laid out in the Nominations Policy is clear and the Board is not following it

•                  Therefore, the Board is in breach of its duties

•                  The Nominations Policy as in effect for this Annual Meeting does not require a stockholder be a “record holder” on the date it provides notice of nominations; it simply requires that the nominating stockholder provide evidence of stock ownership consistent with SEC regulations

•                  Nominations Policy provides: “if the stockholder is not a record holder, evidence of ownership in accordance with Rule 14a-8(b) of the Securities Exchange Act of 1934.” (Emphasis added)

•                  Evidence of ownership under Rule 14a-8(b) includes providing a Schedule 13D as filed with the SEC

•                  As stockholders with 9.8% of the Common Stock, we have filed a Schedule 13D and provided it with our Notice — thereby fulfilling the ownership requirement again

•                  April 15 — The Board announced in an 8-K that it had amended the Guidelines, stating:

“On April 11, 2016, the Board approved amended Corporate Governances Guidelines upon the recommendation of the nominating and corporate governance committee, which among other things confirm that the Board intends to maintain the separation of the positions of the Chairman and Chief Executive.”

•                  No other changes were described.

•                  The amended Guidelines were not posted to the Company’s website that day or for some time thereafter.

•                  When they were finally posted, we compared the version adopted on April 11, 2016 with the prior version of the Guidelines; there were material changes other the those referenced in the 8-K.

•                  One month AFTER we sent our March 10, 2016 Notice, the Board changed the rules:

Nominations Policy(2)

As in effect prior to April 11, 2016	As adopted April 11, 2016
Stockholder nominations must include:	Stockholder nominations must include:

“The number of shares of the Company’s stock owned by the stockholder submitting the recommendation and the length of time such shares have been held and a representation that the stockholder is a record holder of the Company’s securities, or if the stockholder is not a record holder, evidence of ownership in accordance with Rule 14a-8(b) of the Securities Exchange Act of 1934.”

“The number of shares of the Company’s stock owned by the stockholder submitting the recommendation and the length of time such shares have been held and a representation that the stockholder is a record holder of the Company’s securities~~, or if the stockholder is not a record holder, evidence of ownership in accordance with Rule 14a-8(b) of the Securities Exchange Act of 1934~~.”

(emphasis added)	(deletion struck-through)

•                  Under the amended Nominations Policy adopted April 11 (after the nomination notice period for this year’s Annual Meeting), stockholders will be required to be record holders at the time of notice.

•                  One month after our Notice, and before even alleging a defect in our Notice, the Board restricted stockholders’ rights to nominate director candidates.  The Board failed to disclose these significant changes in the April 15, 2016 8-K, or in any subsequent SEC filing to date.

•                  The amended Nominations Policy addresses the very defect the Board alleged in our Notice, despite our Notice having been sent prior to the amendment

This explains the Board’s failure to address the obvious in response to our letters — that our Notice complied with the Nominations Policy in effect for this year’s Annual Meeting and the Board has no basis to reject our Notice.  Accordingly, our nominations of the Stockholder Nominees should proceed at the Annual Meeting.  The Board recognized this and acted to amend the Nominations Policy one month after our Notice in an effort to justify their self-interested decision to reject our nominations.  The Board’s actions preventing our nominations from proceeding are in conflict with the Board’s fiduciary duties, and are unacceptable.

Voting Decision — Deny Quorum

For the reasons stated above, our voting decision is to deny quorum for the Annual Meeting.  The Board’s actions with respect to stockholder nominations, Board appointments and Board nominees have been part of a pattern of

(2) The Nominations Policy as amended April 11, 2016, is attached as Exhibit A to the Corporate Governance Guidelines which are posted on the Company’s website, Investor Relations section, Corporate Governance page http://investor-relations.thestreet.com/governance.cfm (last visited, May 25, 2016).  For comparison, the prior version of the Nominations Policy (adopted March 13, 2013), which was in effect with respect to our Notice, remains posted on the Company’s website, on the same Investor Relations Corporate Governance page, and is labeled “Policies and Procedures for Nominations of Directors.”

Direct link to April 11, 2016 Guidelines including Nominations Policy is http://files.shareholder.com/downloads/TSCM/2836026750x0x741475/DD017B0C-75AC-4CBF-8B4A-BFD349A2DF04/Final_Corporate_Governance_Guidelines.pdf

Link to prior version of Nominations Policy is  http://files.shareholder.com/downloads/TSCM/2836026750x0x473358/D487DE80-5C75-4289-9AED-41785ACD6854/Policies_and_Procedures_for_Nomination_of_Directors.pdf

disenfranchisement in breach of the Board’s duties to all stockholders.  It is clear to us that the Board is not acting in stockholders’ best interest, and we hope our vote to prevent further disenfranchisement will produce necessary change in corporate governance at the Company.

We will not attend the meeting in person, and will not permit any broker or other party to participate in the Annual Meeting through any proxy, for any purpose, including voting on any routine matters.  Accordingly, none of the 3,440,284 shares we have will be counted in determining whether a quorum will exist.

We urge stockholders to review all available information and make their own decisions on how and whether to vote — or not to vote — at the Annual Meeting.

Sincerely,

Spear Point Capital Fund LP

Spear Point Condor LP

FiveMore Special Situations Fund Ltd

FiveT Investment Management Ltd

By: Spear Point Capital Management LLC

By:	/s/ Rodney A. Bienvenu, Jr.
Name:	Rodney A. Bienvenu, Jr.
Title:	Managing Member

Notice and Disclaimer:  References to “we,” “us” or “our” are references to Spear Point Capital Fund LP, Spear Point Condor LP, FiveMore Special Situations Fund Ltd and FiveT Investment Management Ltd (all stockholders of TheStreet, Inc.) and their respective affiliates, collectively or separately as applicable and in context. As of the publication date of this letter, we have a long position in the stock of the Company as described in Schedule 13D filed with the Securities and Exchange Commission and stand to realize gains in the event that the price of the stock increases.  On or after the date hereof, we may transact in the securities of the Company. All content in this letter represent our opinions. We have obtained all information herein from sources we believe to be accurate and reliable. However, such information is presented “as is”, without warranty of any kind — whether express or implied. We make no representation, express or implied, as to the accuracy, timeliness, or completeness of any such information or with regard to the results obtained from its use. All expressions of opinion are subject to change without notice, and we do not undertake to update or supplement this letter or any information contained herein. This document is for informational purposes only and it is not intended as an official confirmation of any transaction. All market prices, data and other information are not warranted as to completeness or accuracy and are subject to change without notice. The information included in this document is based upon selected public market data and reflects our views as of this date, all of which are accordingly subject to change. Our opinions and estimates constitute a judgment and should be regarded as indicative, preliminary and for illustrative purposes only. Any investment involves substantial risks, including, but not limited to, pricing volatility, inadequate liquidity, and the potential complete loss of principal. This letter’s comments on or relating to estimated fundamental value only represents an estimate of the potential fundamental valuation of a specific security, and is not expressed as, or implied as, assessments of the quality of a security, a summary of past performance, or an actionable investment strategy for an investor. This document does not in any way constitute an offer or solicitation of an offer to buy or sell any investment, security, or commodity discussed herein or of any of ours. Also, this document does not in any way constitute an offer or solicitation of an offer to buy or sell any security in any jurisdiction in which such an offer would be unlawful under the securities laws of such jurisdiction. To the best of our abilities and beliefs, all information contained herein is accurate and reliable. We reserve our rights and the rights of our affiliates, members, officers, and employees to hold cash, long, short or derivative positions in any company discussed in this document at any time. As of the original publication date of this document, investors should assume that we have positions in financial derivatives that reference this security and stand to potentially realize gains in the event that the market valuation of the company’s common equity is higher than prior to the original publication date. These affiliates, members, officers, and individuals shall have no obligation to inform any investor about their historical, current, and future trading activities. In addition, we may benefit from any change in the valuation of any other companies, securities, or commodities discussed in this document. Individuals who prepared this letter are compensated based upon (among other factors) the overall profitability of our operations and their affiliates. This could represent a potential conflict of interest in the statements and opinions in our documents. The information contained in this document may include, or incorporate by reference, forward-

looking statements, which would include any statements that are not statements of historical fact. Any or all of our forward-looking assumptions, expectations, projections, intentions or beliefs about future events may turn out to be wrong. These forward-looking statements can be affected by inaccurate assumptions or by known or unknown risks, uncertainties and other factors, most of which are beyond our control. Investors should conduct independent due diligence, with assistance from professional financial, legal and tax experts, on all securities, companies, and commodities discussed in this document and develop a stand-alone judgment of the relevant markets prior to making any investment decision.  This communication does not in any way constitute a proxy solicitation, which may be done only pursuant to a definitive written proxy statement or an applicable exemption from the proxy statement requirements.  This communication states how we intend to vote our stock of the Company and the reasons therefor, made under Rule 14a-1(l)(2)(iv) under the Securities Exchange Act of 1934, as amended.